ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7665	E-MAIL ADDRESS jpark@stblaw.com

October 10, 2014

VIA EDGAR

Mr. Christian Windsor

Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Shinhan Financial Group Co., Ltd.

Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 001-31798

Dear Mr. Windsor:

We are writing on behalf of our client, Shinhan Financial Group Co., Ltd. (the “Company”) in response to your letter, dated September 30, 2014, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the fiscal year ended December 31, 2013 filed with the Commission on April 30, 2014.

As per the correspondence between you and my colleague Johneth Park on October 8, 2014, we would like to request that the Company be allowed to respond to the Staff’s comments by October 31, 2014. We very much appreciate the Staff’s understanding and patience in this regard.

Please contact me at Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Leiming Chen    Philip M.J. Culhane    Daniel Fertig    Anthony D. King    Celia C.L. Lam    Chris K.H. Lin     Jin Hyuk Park    Kathryn King Sudol    Christopher K.S. Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Securities and Exchange Commission	- 2 -	October 10, 2014

Very truly yours,

/s/ Jin Hyuk Park